UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to ____
Commission File Number 000-51934

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BioMimetic Therapeutics, Inc.
389 Nichol Mill Lane
Franklin, Tennessee 37067

REQUIRED INFORMATION

Financial Statements and Schedule.

The financial statements and schedule included herewith relating to the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (“ERISA”) and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

i

Special Note Regarding Forward Looking Statements

This Annual Report on Form 11-K, including but not limited to the statements of net assets available for benefits, the statements of changes in net assets available for benefits and the notes to the financial statements contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Statements in this Annual Report that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act.  Forward-looking statements convey our current expectations and forecasts of future events.  Forward-looking statements include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations that are not historical facts.  The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate,” “seek” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any or all of our forward-looking statements may turn out to be inaccurate.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Forward-looking statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in the reports we file, from time to time, with the Securities and Exchange Commission.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this Annual Report may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should read this Annual Report with the understanding that our actual future results may be materially different from what we expect.  We qualify all of the forward-looking statements in this Annual Report by these cautionary statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report.  Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise and we don’t have a policy of doing so.  You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission after the date of this Annual Report.

ii

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust
Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009
and for the year ended December 31, 2010

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
       BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust:

We have audited the accompanying statements of net assets available for benefits of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of delinquent participant contributions for the year ended December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee
June 27, 2011

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets:
Investments, at fair value (Note 4):
Money market funds	$56,299	$49,337
Pooled separate accounts	1,690,481	1,071,576
Common stock of BioMimetic Therapeutics, Inc.	460,237	298,644
Total investments	2,207,017	1,419,557

Receivables:
Employer's contributions	230,630	174,135
Participants' contributions	12,382	7,302
Participant notes receivable	6,034	5,500
Total receivables	249,046	186,937
Total assets	2,456,063	1,606,494

Liabilities:
Excess contributions payable	2,499	-

Net assets available for benefits	$2,453,564	$1,606,494

See accompanying notes to financial statements.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments (Note 3)	$210,731
Interest, including interest on participant notes receivable of $332	341
Total investment income	211,072

Contributions:
Employer - common stock	230,238
Employer – cash	392
Participants	447,942
Total contributions	678,572
Total additions to net assets	889,644

Deductions from net assets attributed to:
Benefits paid to participants	42,574
Net increase in net assets	847,070

Net assets available for benefits:
Beginning of year	1,606,494
End of year	$2,453,564

See accompanying notes to financial statements.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

1.	Description of the Plan

The following description of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, BioMimetic Therapeutics, Inc. (the “Company” or the “Plan Sponsor”) began sponsoring a defined contribution retirement 401(k) plan covering substantially all its employees, subject to certain minimum age and service requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”), as amended.  Effective April 1, 2009, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type.”

Effective January 1, 2011, the Plan was amended by the Company’s board of directors to make the Company’s fixed matching contributions non-discretionary and immediately vested.  These changes were made in order to convert the Plan to a safe harbor plan, which will eliminate the need for annual discrimination testing.  See Note 8 for more information.

Contributions

Participation in the Plan is optional.  Participants who have completed three months of employment with the Company may elect to contribute to the Plan, on a pre-tax basis or after-tax basis, from 1% to 100% of their eligible compensation as defined by the Plan.  Contributions must be made in 1% increments.  Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”).  Participants may direct their contributions to any of the Plan’s available investment alternatives.

For the years ended December 31, 2010 and 2009, the Company provided fixed matching contributions in the Company’s common stock and in cash, which were at the discretion of the Company’s board of directors.  These discretionary matching contributions consisted of shares of the Company’s common stock valued at 100% of each participant’s 401(k) contributions, not to exceed 4% of the participant’s eligible compensation.  Company matching for fractional shares is made in cash.  The Company’s matching contributions are generally awarded annually during the first quarter of each calendar year, and cover the previous calendar year just ended.  The Company may also make a discretionary profit sharing contribution.  There were no profit sharing contributions in 2010.

Participant Accounts

Each participant’s account is credited or charged with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) net earnings or losses associated with the participant’s investment elections, and (d) administrative expenses, as applicable.  Allocations are based on participant compensation or account balances as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions (consisting of elective deferrals, rollover contributions and qualified non-elective contributions), plus actual investment earnings or losses thereon.

The Company’s discretionary fixed matching contributions for the years ended December 31, 2010 and 2009, plus actual investment earnings or losses thereon, will become fully vested after a participant has completed his or her third year of service based on a graduation vesting schedule in the chart below.  Immediate vesting of the Company’s matching contributions is available to a participant who terminates employment due to death or disability.

Years of Service	Employer contributions vested percentage

Less than one year	0%
One year	25%
Two years	50%
Three years	100%

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of the Plan (continued)

Participant Notes Receivable

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Eligible participants may have only one loan outstanding at any given time.  The loan terms require repayment of principal and interest amortized in level payments over a period not to exceed five years; however, the loan term may be extended beyond five years for the purchase of a primary residence.  The loans are secured by no more than ½ of the vested portion of the respective participant’s accounts and bear interest at a fixed rate of prime plus 1%, which was 4.25% for the loans reported in the financial statements.  Principal and interest are paid through payroll deductions.  Unless the loan note provides otherwise, the principal amount of the loan and accrued interest will be immediately due and payable upon the participant’s termination of employment.  No allowance for loan losses was recorded as of December 31, 2010 or 2009.

Forfeitures

Forfeitures of non-vested matching contributions are offset against future discretionary matching contributions or payment of Plan expenses.  Forfeitures at December 31, 2010 and 2009 were $2,362 and $22,142, respectively.  Accordingly, the 2010 and 2009 Company match contributions funded in 2011 and 2010, respectively, were reduced by $2,362 and $22,142, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon normal retirement at age 65, disability, death, or termination of service a participant may elect to receive a distribution of the vested value of the participant’s account in the form of full or partial lump sum payments.  If the value of a participant’s vested balance does not exceed $5,000, the distribution may be automatically made.  The Plan also has provisions for distributions from all vested accounts after a participant has reached age 59 ½ as well as provisions for withdrawals for certain hardships, subject to approval.

Administrative Expenses

Processing fees and expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  All direct administrative expenses of the Plan, such as legal, accounting, and certain administrative costs, may be paid or reimbursed by the Company. All other expenses directly relating to participant transactions are deducted from those participant accounts as transactions occur.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, the account balance of each affected participant would become non-forfeitable and fully vested.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (continued)

Recently Adopted Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Plan adopted ASU 2010-06 for the Plan year ending December 31, 2010 which did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments.  The Plan adopted the amendments in ASU 2010-25, which have been applied retrospectively throughout the Plan’s financial statements.  Participant loans have been reclassified to participant notes receivable as of December 31, 2010 and 2009.

Valuation of Investments

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income, if any, is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  See Note 4 for additional guidance.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.	Investments

During the year ended December 31, 2010, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, appreciated in fair value as described in the chart below:

Net appreciation in fair value of investments

Pooled separate accounts	$210,064
Common stock of BioMimetic Therapeutics, Inc	667
$210,731

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Pooled separate accounts:
American Funds New Prospective Fund	$260,180	$113,642
Davis New York Venture Fund	124,378	102,779
ING Artio Foreign Portfolio	169,144	129,108
ING Baron Small Cap Growth Fund	244,373	110,824
ING PIMCO Total Return Portfolio	143,155	85,258
Non-participant directed investment:
Common stock of BioMimetic Therapeutics, Inc	460,237	298,644

The following table provides a reconciliation of the beginning and ending balances of the non-participant directed investments in the common stock of BioMimetic Therapeutics, Inc. measured at fair value using quoted prices in active markets (Level 1 as defined in Note 4 below):

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (continued)
Non-participant directed investments
Balance at January 1, 2010	$298,644
Net appreciation in fair value of investments	667
Interest income, net	9
Employer matching contributions	178,119
Benefits paid to participants	(17,202)
Balance at December 31, 2010	$460,237

4.	Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 — quoted prices in active markets for identical assets and liabilities;

Level 2 — inputs other than Level 1 quoted prices that are directly or indirectly observable; and

Level 3 — unobservable inputs that are not corroborated by market data.

As of January 1, 2010, the Plan adopted ASU 2010-06, Fair Value Measurements and Disclosures - Topic 855 (“ASU 2010-06”).  ASU 2010-06 provides amendments to ASC 820-10 to require new disclosures for transfers in and out of levels 1 and 2, as well as a reconciliation of activity within level 3.  In addition, ASU 2010-06 provides amendments that clarify existing disclosures regarding levels of disaggregation and inputs and valuation techniques.

In accordance with ASC 820-10, as amended by ASU 2010-06, the Plan evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Plan.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds – Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset value of shares held by the Plan at year-end and are classified as Level 1 investments.

Pooled separate accounts – The shares of pooled separate accounts are valued at quoted redemption values in an exchange and active markets, which represent the accumulation unit value (“AUV”) of units held by the Plan at year-end and are classified as Level 2 investments.  There are no unfunded commitments for these investments and they may be redeemed on a daily basis at the next computed AUV.

Common stocks – The investments in the common stock of BioMimetic Therapeutics, Inc. are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

Assets	Level 1	Level 2	Level 3	Total

Money market funds	$56,299	$—	$—	$56,299
Pooled separate accounts:
Asset allocation funds	—	47,540	—	47,540
Balanced funds	—	76,545	—	76,545
Bond funds	—	193,601	—	193,601
Global / international funds	—	493,342	—	493,342
Large cap growth funds	—	87,374	—	87,374
Large cap value funds	—	378,609	—	378,609
Small / mid / specialty funds	—	368,877	—	368,877
Stability of principal funds	—	44,593	—	44,593
Total pooled separate accounts	—	1,690,481	—	1,690,481
Non-participant directed investment:
Common stock of BioMimetic Therapeutics, Inc.	460,237	—	—	460,237
	$516,536	$1,690,481	$—	$2,207,017

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total

Money market funds	$49,337	$—	$—	$49,337
Pooled separate accounts:
Asset allocation funds	—	12,742	—	12,742
Balanced funds	—	73,785	—	73,785
Bond funds	—	115,704	—	115,704
Global / international funds	—	326,943	—	326,943
Large cap growth funds	—	29,769	—	29,769
Large cap value funds	—	272,253	—	272,253
Small / mid / specialty funds	—	212,129	—	212,129
Stability of principle funds	—	28,251	—	28,251
Total pooled separate accounts	—	1,071,576	—	1,071,576
Non-participant directed investment:
Common stock of BioMimetic Therapeutics, Inc.	298,644	—	—	298,644
	$347,981	$1,071,576	$—	$1,419,557

5.	Income Tax Status

The Company adopted a prototype 401(k) profit sharing plan which received a favorable opinion letter from the Internal Revenue Service on March 31, 2008.  The letter stated that the prototype plan document, as then designed, is in accordance with the applicable sections of the Internal Revenue Code (the “Code”).  The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.	Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Related Party Transactions

As of December 31, 2010 and 2009, certain Plan investments consisted of shares of pooled separate accounts managed by ING Partners, Inc. in the amount of $1,152,357 and $683,357, respectively.  ING Partners, Inc. is the investment custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  Commissions paid by the Plan to investment advisors affiliated with ING Partners, Inc. were $4,365 and are included as a component of net appreciation in fair value of investments for the year ended December 31, 2010.  The Plan also has investments in common stock of BioMimetic Therapeutics, Inc.

8.	Plan Amendments

In December 2009, the Plan adopted an amendment under the Pension Protection Act of 2006.  The amendment included modifications to rollover provisions, automatic contributions, vesting, military reservist distributions and special diversification allowances.  The adoption of this amendment did not materially impact the Plan’s financial statements.

In September 2010, the Company’s board of directors approved an amendment to the Plan, effective January 1, 2011, to convert the Plan to a safe harbor plan eliminating the need for annual discrimination testing.  Pursuant to the September 2010 Plan amendment, the Company’s fixed matching contributions will be non-discretionary.  These non-discretionary fixed matching contributions generally consist of shares of the Company’s common stock valued at 100% of each participant’s 401(k) contributions, not to exceed 4% of the participant’s eligible compensation.  Company matching for fractional shares is made in cash.

In addition, the September 2010 Plan amendment changed the vesting of the Company’s fixed matching contributions.  Effective January 1, 2011, the Company’s discretionary fixed matching contributions, plus actual investment earnings or losses thereon, will become fully vested.  Profit sharing contributions, plus actual investment earnings or losses thereon, are vested based on years of service in accordance with the following schedule:

Years of Service	Special employer contributions vested percentage

Less than one year	0%
One year	25%
Two years	50%
Three years	100%

9.	Subsequent Events

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2010 and the issuance date of the report for possible recognition or disclosure in the financial statements.

10.	Excess Contributions

The statements of net assets available for benefits include a liability of $2,499 as of December 31, 2010 payable to certain active participants to return excess deferral contributions to them as required by the relevant nondiscrimination provisions of the Plan.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.	Untimely Remittance of Participant Contributions

The Plan Sponsor is required by the Department of Labor’s regulations to remit participant contributions as soon as practicable, but no later than the fifteenth business day following the end of the month in which the amounts were withheld from wages.  Due to a change in trustee and plan administrator at the end of 2008, participant contributions and loan repayments for the pay periods December 5, 2008 through January 30, 2009 were not remitted until February 17, 2009.  The Company corrected the lost investment earnings to the applicable participants’ Plan accounts in 2010.  The correction did not have a material effect on the financial statements.  In management’s opinion, all other contributions were remitted timely.

SUPPLEMENTAL SCHEDULE

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
EIN # 62-1786244    Plan # 001

Schedule I, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2010

Check here if late participant loan repayments are included:     ☒

Participant contributions transferred late to Plan		Total that constitutes nonexempt prohibited transactions
Amount	Original payroll withholding date	Contributions not corrected	Contributions corrected outside VFCP		Contributions corrected in VFCP	Total fully corrected under VFCP and PTE 2002-51

$6,730	12/05/2008	$—	$6,730	(1)	$—	$—
$6,136	12/19/2008	$—	$6,136	(1)	$—	$—
$14,704	01/02/2009	$—	$14,704	(1)	$—	$—
$15,846	01/16/2009	$—	$15,846	(1)	$—	$—
$14,827	01/30/2009	$—	$14,827	(1)	$—	$—

 (1) Due to a change in trustee and plan administrator at the end of 2008, participant contributions and loan payments for the pay periods December 5, 2008 through January 30, 2009 were not remitted to the Plan until February 17, 2009 due to delays associated with the transition of participants’ accounts to ING Partners, Inc., the Plan’s investment custodian.  The Company corrected the lost investment earnings to the applicable participants’ Plan accounts in 2010.  The correction did not have a material effect on the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BioMimetic Therapeutics, Inc., as Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2011

BIOMIMETIC THERAPEUTICS, INC.
401(k) PROFIT SHARING PLAN & TRUST

By:	/s/ Larry Bullock
Larry Bullock
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Filed	Description

23.1	(a)	Consent of Independent Registered Public Accounting Firm

(a)	Filed herewith.